SCIENCECAST, INC.

Risk Factors

You Might Lose Some or All of Your Money: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying our Class B Non-Voting Common Stock is not like that at all. The ability of the Company to make the profits you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control. Nobody guarantees the Company will be successful and you might lose some or all of your money.

We are a Startup: The Company is a startup. Like all startups the Company faces many significant challenges establishing a profitable business. Among other things, we must:

- Develop a profitable business model;

- Raise significant capital;

- Hire and retain qualified personnel;

- Develop effective and cost-effective marketing strategies;

- Manage our growth;

- Implement technology systems;

- Develop and upgrade its technology and information-processing systems;

- Enhance its software tools;

- Provide superior customer service;

- Respond to competitive developments;

- Create brand awareness; and

- Develop and implement financial controls.

There is no guaranty we will be able to do any of those things successfully in the long term.

Risk of New Business Model: We believe the publishing industry is in need of disruption and that our products fill an urgent need, *i.e.*, that we are building a better mousetrap. The flip side of that coin, however, is that we will be successful only if we can change behavior that has not changed significantly in decades. We must persuade researchers, authors, and other industry participants that our product is better, or at least not worse. Ingrained behavior can be extremely hard to change and there is no guaranty we will be successful.

Our Model Might Change: Although the Company is currently pursuing the business model described in Form C, our management team might decide to "pivot," or change our business model, based on changing circumstances. Thus, you could end up owning stock in a significantly different business than you expect today.

Risks of Changing Technology: Technology is a double-edge sword. On one hand, the Company has developed technology that we believe will disrupt the publishing industry and make money for the Company and its owners. On the other hand, a new or different technology developed tomorrow by someone else might render our technology obsolete. The technology industry has seen this pattern repeated time after time and we could fall victim to the same technological progress that launched the Company.

Risk of System Failures: The Company's success depends on the efficient and uninterrupted operation of its computer and communications hardware systems. These systems and operations are vulnerable to damage or interruption from floods, fires, power loss, telecommunication failures, break-ins, sabotage, intentional acts of vandalism and similar events. The Company does not presently have fully redundant systems, a formal disaster recovery plan or alternative providers of hosting services and does not carry sufficient business interruption insurance to compensate it for losses that could occur.

Risk of Capacity Constraints: The Company uses internally developed systems to operate its service and for transaction processing, including billing and collections processing. The Company must continually enhance and improve these systems to accommodate customers. If we do not build sufficient capacity into our computer systems, users could experience system disruptions, slower response times, a degradation in customer service, and a generally impaired quality of the user's experience.

Risk of Damage to Reputation: As a startup, we are especially susceptible to the risk of a damaged reputation. Any incident suggesting that our products are inaccurate or unreliable could prove very damaging. The harm may be immediate and may disseminate rapidly and broadly, without giving us an opportunity for redress or correction.

Competition: The market for research data management services is evolving rapidly and we expect competition to intensify. From one end, the barriers to entry are relatively low, so new, innovative companies can enter the market easily. From the other end, we expect the publishers that currently dominate the industry to compete with our technology themselves, possibly after buying a company like ours. Some of our competitors could have far more resources and staying power than we have, and some might have products better aligned with the market. The fact that we have (we believe) a better mousetrap doesn't mean we will have the best mousetrap, and even if we were to have the best mousetrap, it does not guarantee that our business will succeed.

Possible Infringement Claims by Others: As far as we know, our business will not infringe on the rights of anyone else. Because we are in the business of providing access to the original works of others, however, it is possible that a claim will be made and that we will have to change something about our business to avoid infringement. We could also be subject to damages for the period of infringement.

Our Own Intellectual Property Could be Infringed: We rely on nondisclosure and noncompetition agreements with employees, consultants, and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

Risks Associated with Information Disseminated Through the Company's Service: It is possible that our service will be used to disseminate information that is inaccurate or defamatory or infringes on the rights of others. The law relating to the liability of online services companies for information carried on or disseminated through their services is currently unsettled. It is possible that claims could be made against us even if we have no knowledge of the information in question.

Risks of Relying on Third Parties: The Company will rely on third parties to perform certain essential services, including IT infrastructure. Relying so heavily on third parties creates risks. For one thing, the Company has no control over the personnel employed by third parties and cannot be certain that they will perform services as we expect. For another, third parties might not carry sufficient insurance to cover claims we assert against them for wrongdoing. For a third, any disputes with third parties could entail expensive lawsuits and a disruption of our business.

Our Offering Price Might Not be Accurate: We established the price of $0.75 per share because we believe the Company is worth that much. However, that price is not based on any traditional measures of value, such as multiples of earnings, multiples of revenue, or book value, and has not been validated by any third party. Hence, it is very possible that the price is wrong, either too low or too high. In September 2023 the Company issued shares of its Class A Voting Common Stock for $0.50 per share to three officers. In addition, Carta performed a valuation of the Company for purposes of section 409A of the Internal Revenue Code and concluded that the value of the Company's Class A Voting Stock was .0021 per share.

Our Minimum Target Offering Amount is Arbitrary: We are trying to raise as much as $1,235,000 in this Offering but will begin to spend investor money if we raise as little as $30,000. This figure is arbitrary. If we raise only $30,000 we will not have enough money to achieve our business goals. Hence, earlier investors are taking a significantly greater risk than later investors.

We Rely on a Small Management Team: The Company relies on a small management team. If any of these individuals were to die, become disabled, leave the Company, or even spend less time on the Company's business, the Company and its investors would suffer.

The Company will Need More Capital: The Company will need more capital to execute its business plans. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan or even to stay in business.

Difficult Capital-Raising Environment: Over the last 12 months many venture capital funds and angel investors have pulled back and/or become more selective, making it more difficult to raise capital.

Future Securities Could Have Superior Rights: The Company could issue securities with rights superior to the rights associated with the Class B Non-Voting Common Stock. For example, any kind of preferred stock would, by definition, have greater rights than the Class B Non-Voting Common Stock.

Current Book Value Dilution: The current "book value" of the Company is approximately $.008 per share. With Investors paying $0.75 per share, their stock is subject to immediate dilution from the perspective of book value as opposed to value based on future projections.

Future Dilution: If shares of Common Stock are sold for less than $0.75 in the future, then Investors will experience actual dilution.

The Company Does Not Expect to Pay Dividends for the Foreseeable Future: For the foreseeable future, the Company expects to reinvest any free cash flow back into the business. Hence, investors should not expect to see any cash returns for an extended period of time.

Potential Difficulty Obtaining Shareholder Consent: Our Class A Voting Common Stock is owned by almost 20 stockholders, with no single stockholder owning more than 36%. As a result, it is possible that the Company could have difficulty obtaining the consent of the stockholders for an action requiring stockholder consent under applicable law, especially if super-majority consent is required. It is also possible that members of our management team would become deadlocked, unable to agree on important decisions.

Uninsured Losses: The Company will carry insurance against certain risks, including fire. However, we may not carry insurance against the risk of natural disasters like earthquakes or floods, and there might be other risks that cannot be insured or cannot be insured at affordable premiums. Further, it is possible that we may accidentally allow our insurance to lapse. Accordingly, it is possible that the Company could suffer a significant uninsured loss.

Terms of Class B Non-Voting Common Stock Could be Changed: The terms of your Class B Non-Voting Common Stock can be changed with the consent of the Company and the holders of a majority of Class B Non-Voting Common Stock. Hence, the terms could be changed against your wishes and without your consent.

Management Might Change the Use of Offering Proceeds: Our Form C describes how we expect to use the proceeds of the Offering. However, the Company might change how it uses the proceeds based on changing circumstances.

Securities Laws Risks: This Offering is being conducted under SEC Regulation Reg CF ("Reg CF"). In the future we might conduct other offerings under Reg CF, SEC Regulation , SEC Regulation A, or otherwise. The securities laws are complicated and it is possible that we will fail to comply with one or more requirements. In that case we could be subject to fines and penalties and be required to refund all the money we have raised from investors.

Legal Risks Associated with Crowdfunding Vehicles: Investors will invest not in the Company directly but in ScienceCast SPV LLC, which is intended to qualify as a "crowdfunding vehicle" (see the discussion in Form C). Because the Company is a corporation and ScienceCast SPV LLC is a limited liability company, there is some risk this arrangement does not comply with the SEC's rules. In that case the offering itself would be illegal and the Company could be subject to significant penalties.

Risk of Inaccurate Financial Projections: The Company might provide prospective investors with financial projections, based on current information and our current assumptions about future events. Inevitably, some of our assumptions will prove to have been incorrect, and unanticipated events and circumstances may occur. The actual financial results for the Company will be affected by many factors, most of which are outside of our control, including but not limited to those described here. Therefore, there are likely to be differences between projected results and actual results, and the differences could be material (significant), for better or for worse.

Risk of Forward-Looking Statements: The term "forward-looking statements" means any statements, including financial projections, that relate to events or conditions in the future. Often, forward-looking statements include words like "we anticipate," "we believe," "we expect," "we intend," "we plan to," "this might," or "we will." The statement "We believe the internet will change the publishing industry" is an example of a forward-looking statement.

Forward-looking statements are, by their nature, subject to uncertainties and assumptions. The statement "We believe the internet will change the publishing industry" is not like the statement "We believe the sun will rise in the East tomorrow." It is impossible for us to know exactly what is going to happen in the future, or even to anticipate all the things that could happen. Our business could be subject to many unanticipated events, including all of the things described here.

Consequently, the actual financial results of investing in the Company could and almost certainly will differ from those anticipated or implied in any forward-looking statement, and the differences could be both material and adverse. We do not undertake any obligation to revise, or publicly release the results of any revision to, any forward-looking statements, except as required by applicable law. GIVEN THE RISKS AND UNCERTAINTIES, PLEASE DO NOT PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS.

No Registration Under Securities Laws: Neither the Company nor the Class B Non-Voting Common Stock will be registered with the SEC or the securities regulator of any state. Hence, neither the Company nor the Class B Non-Voting Common Stock are subject to the same degree of regulation and scrutiny as if they were registered.

No Right to Participate in Management of the Company: Investors will have no right to vote for the election of directors or otherwise direct the management of the Company. You should consider investing only if you are willing to entrust all aspects of the Company's business to our management team.

Incomplete Offering Information: The Class B Non-Voting Common Stock is being offered pursuant to Reg CF. Although Reg CF does require us to provide some information (in Form C), it does not require us to provide you with nearly all the information that would be required in some other kinds of securities offerings, such as a public offering of securities. It is possible that you would make a different investment decision if you had more information.

Lack of Ongoing Information: While we will provide you with periodic statements concerning the Company and its business, as required by Reg CF, we will not provide nearly all of the information that would be required of a public reporting company. And our reporting obligations under Reg CF could stop under some circumstances.

No Market for the Shares; Limits on Transferability: There are significant obstacles to selling or otherwise transferring your Class B Non-Voting Common Stock:

- Most important, there will be no public market, meaning you could have a hard time finding a buyer.

- By law, you may not sell your shares for one year except in very limited circumstances.

- To sell your shares you must satisfy certain conditions. For example, you would not be allowed to sell your shares if the sale would violate the laws around crowdfunding.

Taking the obstacles into account, you should plan to own your Class B Non-Voting Common Stock until the Company is sold or dissolved.

Conflicts of Interest: Conflicts of interest could arise between the Company and investors. For example:

- It might be in the best interest of investors if our management team devoted their full time and attention to the Company. However, members of our management time might devote themselves to other endeavors at the same time.

- Members of our management team might prefer higher levels of compensation, while investors might prefer lower levels.

- Members of our management team might want to sell the Company before or after investors believe it is prudent to do so.

- The interests of investors could also conflict with the interests of other shareholders of the Company.

The Investment Agreement Limits Your Rights: The Investment Agreement will limit your rights in several important ways if you believe you have claims against us arising from the purchase of your Class B Non-Voting Common Stock. For example:Your claims would be resolved through arbitration, rather than through the court system. Any such arbitration would be conducted in Wilmington, Delaware, which might not be convenient for you. Additionally:

- You would not be entitled to a jury trial.

- You would not be entitled to recover any lost profits or special, consequential, or punitive damages.

- If you lost your claim against us, you would be required to pay our expenses, including reasonable attorneys' fees. If you won, we would be required to pay yours.

Limited Right to Sue Management: Our Articles of Incorporation and Bylaws limit your ability to sue members of our management team, even if they make decisions you disagree with or make mistakes that cost you money.


THE FOREGOING DOES NOT NECESSARILY LIST ALL THE RISKS OF INVESTING

PLEASE CONSULT WITH YOUR OWN PROFESSIONAL ADVISORS
